Mail Stop 6010


      February 23, 2006


Mr. F. Gordon Bitter
Chief Financial Officer
Plexus Corporation
55 Jewelers Park Drive
Neenah, Wisconsin 54957

      Re:	Plexus Corporation
      Form 10-K for the Year Ended October 1, 2005
Form 10-Q for the Quarter Ended December 31, 2005
      File No.  000-14824

Dear Mr. Bitter:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Year Ended October 1, 2005

Consolidated Financial Statements, page 36

Consolidated Statement of Operations, page 39

1. We note from your disclosure on page 44 that you recorded goodwill impairment related to your reporting units of $26.9 million, $0, and
$5.6 million in fiscal 2005, 2004, and 2003, respectively. Please revise your future filings to separately present your goodwill impairment losses for each reporting period presented within your consolidated statement of operations. Refer to paragraph 43 of SFAS
142.

Notes to Consolidated Financial Statements, page 43

Note 1.  Description of Business and Significant Accounting
Policies,
page 43

-Cash Equivalents and Short-term Investments, page 43

2. We note that your present your investments with contractual maturities of greater than one year as short-term within your consolidated balance sheet. You state that these securities have optional or early redemption provisions or rate reset provisions within one year. Please tell us why you believe your classification of these investments as current complies with Chapter 3A of ARB 43.
In this regard, please note that the classification as current or noncurrent should consider whether the investments are "reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business." Revise future filings as appropriate.

Form 8-K filed on January 25, 2006 and November 21, 2005

3. We note that you refer to your non-GAAP measures as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.
In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant



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Mr. F. Gordon Bitter
Plexus Corporation
February 23, 2006
Page 1